Vizsla Resources Corp.
TERM SHEET
Prospectus Offering of Common Shares
May 27, 2020

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Vizsla Resources Corp. (the "**Company**").
Underwritten Offering:	9,350,000 common shares from the treasury of the Company (the "**Common Shares**").
Issue Price:	C$0.43 per Common Share (**"Issue Price"**).
Gross Proceeds:	C$4,020,500 (C$4,623,578 in the event the Over-Allotment Option as defined below is exercised in full).
Over-Allotment Option:	The Company has granted the Underwriter an option (the "**Over-Allotment Option**") to purchase up to an additional 1,402,500 Common Shares at the Issue Price exercisable in whole or in part at any time, for a period of 30 days after and including the Closing Date.
Use of Proceeds:	The net proceeds of the Offering will be used to advance Panuco, as well as for working capital and general corporate purposes.
Type of Transaction:	Bought deal public offering by way of short-form prospectus subject to a formal underwriting agreement, including "material change out", "disaster out" and "breach out" clauses running up to the Closing Date.
Selling Jurisdictions:	Short form prospectus to be filed in British Columbia, Alberta and Ontario. The Common Shares will also be offered in the United States to qualified institutional buyers on a private placement basis pursuant exemptions from the registration requirements of the United States Securities Act of 1933, as amended ("**U.S. Securities Act**"), and may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.
Listing:	The common shares of the Company are listed on the TSX Venture Exchange under the symbol "VZLA".
Eligibility:	The Common Shares shall be eligible for RRSPs, RRIFs, RDSPs, TFSAs and DPSPs.
Lead Underwriter:	Canaccord Genuity Corp. (100%).
Underwriters' Commission:	6.0% cash commission and 6.0% warrants ("**Broker Warrants**") exercisable at any time from the Closing Date to the day prior to the day that is 24 months from the Closing Date, to acquire in aggregate that number of Common Shares which is equal to 6.0% of the number of Common Shares sold pursuant to the Offering at the Issue Price.
Closing Date:	The closing of the Offering will occur on or around June 18, 2020 or on such date as may be agreed upon by the Company and Canaccord Genuity Corp. (the "**Closing Date**").